GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of February 9, 2022 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three and nine months ended December 31, 2021 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and nine months ended December 31, 2021 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with International Financial Reporting Standards.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Description of Business

GreenPower designs, manufactures and distributes a line of electric vehicles, including transit buses, school buses, shuttles, cargo vans, double-deckers and trucks. GreenPower employs a clean-sheet design to build all-electric commercial vehicles that are purpose built to be battery powered with zero emissions. GreenPower incorporates the latest technology into all of their compelling vehicles. The GreenPower solution incorporates: Vehicles with best-in-class range and payload coupled with industry best after sales support equals a competitive edge in the medium and heavy duty, commercial EV Space. For further information go to www.greenpowermotor.com

Operations

The following is a description of GreenPower's business activities during the three months ended December 31, 2021. During the quarter the Company completed the sale of 8 BEAST school buses, 7 EV Star Cab and Chassis, 3 EV Star Plus, and 5 EV Stars. During the quarter, GreenPower continued to invest in its business and people. The Company expanded its sales and marketing capabilities by adding additional EV Stars to its demonstration fleet, and by adding additional dealership parteners. GreenPower seeks to add new dealers to its network over time, expanding its footprint across the US. In addition, GreenPower continued to focus on the production of its all-electric medium and heavy-duty vehicles, and completed the quarter with over 75 vehicles in finished goods inventory, over 200 vehicles under production.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

GreenPower delivered eight BEAST all-electric school buses to school districts in Southern California, including six to Thermolito Union Elementary School District and two to Anaheim School District. The BEAST is an all-electric 40-foot, Type D school bus that can seat up to 90 passengers, delivering a range of up to 150 miles on a single charge via a 194kWh battery pack. These all-electric school buses have been very well received by the school districts, and represent an important step towards reducing children's exposure to harmful vehicle emissions. GreenPower continues to see strong demand for its BEAST all-electric school bus and plans to complete additional deliveries to school districts in the fourth quarter with buses in finished goods inventory that are ready to deliver pursuant to sales orders.

During the quarter, GreenPower completed the sale of seven EV Star cab and chassis ("EV Star CC").  Three of the EV Star CC's were delivered to one of GreenPower's distribution partners in Southern California. This distributor has been operating in California for over 70 years has been actively demonstrating the vehicles to its customer base in order to generate future sales opportunities. An additional four EV Star CC's were sold to TCI, a full-service equipment leasing and rental company offering logistics solutions to its customers in multiple states. This partner intends to use these vehicles in its fleet of service vehicles and is another example of GreenPower's focus on developing partnerships with companies that can drive future sales of GreenPower products.

GreenPower completed a follow-on sale of four EV Stars to a customer that is one of the premier providers of employee transportation services to corporations, major universities and hospitals with over 20 million miles driven annually across its fleet. These four EV Stars will be providing employee shuttle services at a Fortune 500 company located on the West Coast. This follow-on order is a testament to the quality and reliability of GreenPower's EV Star, and GreenPower anticipates additional orders from this customer over time.  GreenPower sold a fifth EV Star to a municipality in the North East US, demonstrating GreenPower's expanding sales and customer footprint across the US.

GreenPower completed the delivery of three EV Star Transit Plus vehicles to a company based in Vancouver, Canada providing outsourced transportation solutions to commercial clients. It is anticipated that the vehicles will be operating at Vancouver International Airport, Canada's second busiest airport, providing passenger shuttle services. The use of GreenPower's zero-emission EV Stars at YVR is part of the airport's goal of eliminating emissions from their operations and becoming net-zero by 2030.

In early January GreenPower announced its plans to enter into lease/purchase agreement with the state of West Virginia to setup GreenPower's school bus manufacturing facility in South Charleston. As part of this agreement, the state of West Virginia has committed to purchase a minimum of $15 million of GreenPower vehicles produced at the facility. The new facility is approximately 80,000 square feet, is located on 9.5 acres, offering room for expansion over time, and requires minimal setup to begin school bus production. GreenPower is currently working with the state to determine the operational startup date, which is anticipated in the second half of 2022. The purchase/lease agreement will include deferred payment terms, and the state has agreed to provide up to $3.5 million in employment incentive payments in exchange for meeting hiring targets, which can be applied towards satisfaction of total payments required under the lease/purchase agreement.

In summary, the continued focus on building out GreenPower's inventory and sales capabilities in different geographies has positioned the company well for the current market environment. Management remains committed to capitalizing on near term growth opportunities and believes that our efforts will translate to increased sales and cash flow in the second half of the year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Inventory, Property and Equipment

As at December 31, 2021 the Company had:

  Work in process inventory and production supplies representing EV Stars, EV 250's, BEAST Type D school buses, spare parts and supplies totalling $17,905,246, and;
  Finished goods inventory representing EV Star Transit +, EV Star Cab and Chassis, BEAST school buses, EV Stars, EV Star Cargo, an EV 350 and charging station totaling $10,670,374, and;
  Three EV 350's, two Synapse shuttles, 11 EV Stars, 11 vehicles and ancillary equipment classified as property and equipment on the balance sheet totaling $2,321,448.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors" and the paragraph below.

Results of Operations

For the three-month period ended December 31, 2021

For the three-month period ended December 31, 2021 the Company recorded revenues of $5,313,352 and cost of sales of $3,837,303 generating a gross profit of $1,476,049 or 27.8% of revenues. GreenPower's gross profit margin for the quarter was slightly below its 30% target primarily due to the sale of BEAST school buses at a lower gross margin, which was partially offset by sales at a gross margin of higher than 30%. Revenue was generated from the sale of 8 BEAST School buses, 7 EV Star Cab and Chassis, 5 EV Stars, 3 EV Star +, from the sale of parts, as well as from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $1,503,602 relating to salaries, project management, accounting, and administrative services; transportation costs of $52,679 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $202,770 related to travel for project management, demonstration of company products, and trade shows; product development costs of $286,007; sales and marketing costs of $133,424; insurance expense of $374,117; professional fees of $272,168 consisting of legal and audit fees; and office expense of $128,504 consisting of rent and other office expenses, as well as non-cash expenses including $1,109,505 of share-based compensation expense and depreciation of $127,210, generating a loss from operations before interest, accretion, foreign exchange and other income of $2,801,581.

Interest and accretion of $94,103, and a foreign exchange loss of $62,772 resulted in a loss for the period of $2,958,456. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based payments, warranty accrual, amortization of deferred financing fees and recovery for credit losses totaled $1,395,318 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $3,204 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the nine-month period ended December 31, 2021

For the nine-month period ended December 31, 2021 the Company recorded revenues of $12,414,317 and cost of sales of $9,134,645 generating a gross profit of $3,279,672 or 26.4% of revenues. Revenue was generated from the sale of 37 EV Stars, 12 EV Star CC's, 10 BEAST school buses, 4 EV Star+, from the sale of parts and from the sale of 15 EV Stars and 10 EV Star Cab and Chassis for which the Company provided lease financing and which were accounted for as finance leases, as well as from finance and operating leases and other sources. Operating costs consisted of administrative fees of $4,022,759 relating to salaries, project management, accounting, and administrative services; transportation costs of $186,374 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $419,081 related to travel for project management, demonstration of company products, and trade shows; product development costs of $926,675; sales and marketing costs of $421,268; insurance expense of $804,740; professional fees of $791,932 consisting of legal and audit fees; and office expense of $292,434 consisting of rent and other office expenses, as well as non-cash expenses including $2,787,822 of share-based compensation expense and depreciation of $392,685, generating a loss from operations before interest, accretion, foreign exchange and other income of $7,866,214.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Interest and accretion of $365,585, other income of $362,978 primarily related to the forgiveness of a loan, and a foreign exchange loss of $64,546 resulted in a loss for the period of $7,933,367.

The consolidated total comprehensive loss for the nine-month period was impacted by $30,080 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended December 31, 2020

For the three-month period ended December 31, 2020 the Company recorded revenues of $2,398,781 and cost of revenues of $1,488,974 generating a gross profit of $909,807 or 37.9% of revenues. Revenue was generated from the delivery of 14 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, from the sale of one EV Star Cargo Plus, one EV Star Plus, and one EV Star, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $1,051,776 relating to salaries, project management, accounting, and administrative services; transportation costs of $65,963 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $73,854 related to travel for project management, demonstration of company products, and trade shows; product development costs of $186,977; sales and marketing costs of $182,790; professional fees of $117,901 consisting of legal and audit fees; and insurance expense of $233,415 and office expense of $84,561 consisting of rent and other office expenses, as well as non-cash expenses including $570,798 of share-based compensation expense and depreciation of $122,881, generating a loss from operations before interest, accretion and foreign exchange of $1,789,387.

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $362,230, and a foreign exchange gain of $18,511 resulted in a loss for the period of $2,133,106. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual, amortization of deferred financing fees, and allowance for credit losses totaled $1,056,014 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $294,759 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the nine-month period ended December 31, 2020

For the nine-month period ended December 31, 2020 the Company recorded revenues of $7,506,447 and cost of revenues of $5,094,338 generating a gross profit of $2,412,109 or 32.1% of revenues. Revenue was generated from the sale of 52 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, from the sale of one all-electric school bus, from the sale of one EV Star cargo plus, one EV Star plus, one EV Star, and from the sale of parts, as well as revenue from finance and operating leases and other sources. Operating costs consisted of administrative fees of $2,769,949 relating to salaries, project management, accounting, and administrative services; transportation costs of $119,459 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $178,715 related to travel for project management, demonstration of company products, and trade shows; product development costs of $643,785; sales and marketing costs of $235,834; professional fees of $275,977 consisting of legal and audit fees; insurance expense of $330,552 and office expense of $187,972 consisting of rent and other office expenses, as well as non-cash expenses including $820,567 of share-based compensation expense and depreciation of $355,113, generating a loss from operations before interest, accretion and foreign exchange of $3,500,925.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $1,423,138, and a foreign exchange loss of $124,542 resulted in a loss for the period of $5,048,605.

The consolidated total comprehensive loss for the nine-month period was impacted by $470,946 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

The following tables provide a summary of selected information for the last eight quarters:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2021	2021	2021	2021
Financial results
Revenues	$5,313,352	$4,441,963	$2,659,002	$4,378,131
Income (loss) for the period	(2,958,456)	(2,713,288)	(2,261,623)	(2,788,149)
Basic and diluted earnings/(loss) per share*	$(0.13)	$(0.12)	$(0.11)	$(0.13)
Balance sheet data
Working capital	29,385,551	31,327,058	31,391,694	30,808,375
Total assets	42,244,573	40,864,596	40,930,620	39,619,355
Shareholders' equity	35,372,237	36,700,920	36,967,980	36,152,448

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2020	2020	2020	2020
Financial results
Revenues	$2,398,781	$2,835,411	$2,272,255	$642,401
Income (loss) for the period	(2,133,106)	(1,486,160)	(1,429,337)	(2,114,027)
Basic and diluted earnings/(loss) per share*	$(0.11)	$(0.09)	$(0.09)	$(0.14)
Balance sheet data
Working capital (deficit)	31,310,393	32,477,352	(707,573)	743,131
Total assets	39,814,446	43,044,685	14,473,657	13,207,679
Shareholders' equity	36,956,026	34,647,254	(2,396,707)	(1,174,956)
* Based upon the weighted average number of shares issued and outstanding for the period, retroactively restated for the seven-for-one share consolidation completed on August 28, 2020.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

The following table summarizes vehicle deliveries pursuant to vehicle leases and vehicle sales for the last four quarters:

	For the three months ended
	December 31,	Sept 30,	June 30,	March 31,
	2021	2021	2021	2021
Vehicle Sales
EV Star (1,2)	15	32	6	30
BEAST school bus	8	2	0	0
Total	23	34	6	30
Vehicle Leases
EV 250	0	0	0	5
EV Star (1,2)	0	10	15	0
Total	0	10	15	5

Total Deliveries	23	44	21	35

1) Includes various models of EV Stars.
2) 28 EV Stars sold in the quarter ended September 30, 2021 were previously on leases that were cancelled and subsequently sold, and the leases were originally entered into in the quarters ending June 30, 2021 (14 EV Stars), December 31, 2020 (9 EV Stars), September 30, 2020 (2 EV Stars), June 30, 2020 (1 EV Star), and December 31, 2019 (2 EV Stars). 30 EV Stars sold in the quarter ended March 30, 2021 were previously on leases that were entered into in December 2019 (13 EV Stars), June 2020 (11 EV Stars), and September 2020 (6 EV Stars). These 30 leases were cancelled during the quarter and the vehicles were subsequently sold.

The following table summarizes cash expenses for the last four quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2021	2021	2021	2021

Total Expenses	$4,434,505	$4,029,257	$3,112,255	$3,910,503
Less:
Depreciation	(127,210)	(133,113)	(132,363)	(82,150)
Accretion and accrued interest	(3,968)	(5,185)	(6,482)	65,482
Share-based payments	(1,109,505)	(934,804)	(743,513)	(1,278,194)
Amortization of deferred financing fees	(80,808)	(80,409)	(177,408)	(163,105)
Net Warranty Accrual	13,817	(40,177)	(87,412)	(78,019)
(Allowance) / recovery for credit losses	(87,644)	(27,142)	14,670	(338,818)

Total Cash Expenses (1)	$3,039,187	$2,808,427	$1,979,747	$2,035,699

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

The following table summarizes adjusted EBITDA for the last four quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2021	2021	2021	2021

Loss for the period	$(2,958,456)	$(2,713,288)	$(2,261,623)	$(2,788,149)
Plus:
Depreciation	127,210	133,113	132,363	82,150
Interest and accretion	94,103	87,211	184,271	175,450
Share-based payments	1,109,505	934,804	743,513	1,278,194
Allowance / (recovery) for credit losses	87,644	27,142	(14,670)	338,818
Net Warranty Accrual	(13,817)	40,177	87,412	78,019

Adjusted EBITDA (1)	$(1,553,811)	$(1,490,841)	$(1,128,734)	$(835,518)

(1) Non-IFRS Financial Measures:

"Total Cash Expenses" as reflected above reflects the total expenses of the Company (total sales, general and administrative costs including interest and accretion, and the foreign exchange gain or loss) excluding depreciation, accretion and accrued interest, share-based payments, amortization of deferred financing fees, net warranty accrual and (allowance)/recovery for credit losses. Total Cash Expenses is a measure used by the Company as an indicator of cash expenses that excludes the impact of certain non-cash charges. Therefore, Total Cash Expenses gives the investor information as to the ongoing cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

"Adjusted EBITDA" as reflected above reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, allowance/(recovery) for credit losses and net warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Liquidity

At December 31, 2021, the Company had a cash and restricted cash balance of $319,907 and working capital of $29,385,551. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at December 31, 2021 the Line of Credit had a drawn balance of $4,104,678. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Capital Resources

Three months ended December 31, 2021 and up to the date of this report

Authorized: Unlimited number of common shares without par value

Authorized: Unlimited number of preferred shares without par value

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

The Company had the following incentive stock options granted under the 2019 Plan, and 2016 Plan that are issued and outstanding as at December 31, 2021:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2021	Granted	Exercised	or Expired	December 31, 2021
October 27, 2021	CDN	$4.34	71,429	-	(71,429)	-	-
February 2, 2022	CDN	$5.25	65,286	-	-	-	65,286
May 26, 2022	CDN	$5.25	148,214	-	-	-	148,214
December 18, 2022	CDN	$3.15	25,000	-	(10,714)	-	14,286
May 4, 2023	CDN	$3.50	70,357	-	-	-	70,357
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	(5,357)	-	73,214
January 30, 2022	CDN	$2.59	19,643	-	(1,786)	-	17,857
January 30, 2025	CDN	$2.59	309,822	-	(17,143)	-	292,679
July 3, 2022	CDN	$4.90	7,143	-	(7,143)	-	-
July 3, 2025	CDN	$4.90	49,643	-	(2,857)	(1,428)	45,358
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.26	-	173,650	-	(21,250)	152,400
December 10, 2026	CDN	$16.45	-	693,000	-	-	693,000
Total outstanding			1,215,108	866,650	(116,429)	(22,678)	1,942,651
Total exercisable			882,964				923,386
Weighted Average
Exercise Price (CDN$)			$9.35	$17.01	$3.96	$18.36	$13.04
Weighted Average Remaining Life			3.1 years				3.5 years

As at December 31, 2021, there were 282,242 stock options available for issuance under the 2019 plan.

During the three months ended December 31, 2021, the Company incurred share-based compensation expense with a measured fair value of $1,109,505 (December 31, 2021 - $570,798). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss. During the nine months ended December 31, 2021, the Company incurred share-based compensation expense with a measured fair value of $2,787,822 (December 31, 2020 - $820,567). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Subsequent to the end of the quarter the following shares were issued from the exercise of stock options:

  14,286 shares were issued to each of four of GreenPower's directors at a price of CDN$5.25 per share pursuant to the exercise of options: Malcolm Clay, David Richardson, Mark Achtemichuk and Fraser Atkinson (Chairman and CEO), and
  8,035 shares were issued pursuant to the exercise of stock options at a weighted average price of CDN$3.31 per share pursuant to the exercise of stock options, and
  25,999 stock options exercisable at a weighted average exercise price of CDN$3.42 expired unexercised or were forfeited.

As at December 31, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2021	Issued	Exercised	Expired	December 31, 2021
June 29, 2021	CDN $4.55	628,571	-	(628,571)	-	-
September 25, 2021	CDN $3.50	491,072	-	(491,071)	(1)	-
October 12, 2021	CDN $3.50	53,571	-	(53,571)	-	-
March 14, 2022	CDN $4.20	685,714	-	-	-	685,714
May 6, 2023	USD $2.6677	53,035	-	(53,026)	(9)	-
May 8, 2023	USD $2.6677	13,703	-	(13,703)	-	-
Total outstanding		1,925,666	-	(1,239,942)	(10)	685,714
Weighted Average
Exercise Price (CDN$)		$4.06	NA	$4.03	$3.41	$4.20
Weighted Average Life		0.6 years				0.2 years

During the quarter ended December 31, 2021 GreenPower issued a total of 44,642 shares pursuant to the exercise of warrants at a price of CDN $3.50 per share.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

	For the Nine Months Ended
	December 31, 2021	December 31, 2020

Salaries and Benefits (1)	$361,160	$370,763
Consulting fees (2)	255,000	220,954
Options Vested (3)	1,589,476	673,213
Other (4)	-	5,749
Total	$2,205,636	$1,270,679

1) Salaries and benefits incurred with officers and a former officer are included in Administrative fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Administrative Fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the current Chairman and CEO for management consulting services, as well as Director's fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

4) Other fees for truck and trailer rentals paid to a company  that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are included in Transportation costs on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at December 31, 2021 included $98,756 (March 31, 2021 - $95,741)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that were exercised during the quarter ended June 30, 2021, and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

On May 31, 2021 the Company issued 342,857 shares to a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 342,857 warrants at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,559,999.

On June 14, 2021 the Company issued 285,714 shares to a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 285,714 warrants  at a price of CDN $4.55 per warrant, for gross proceeds of CDN $1,299,999.

On August 24, 2021 the Company issued 357,143 shares to a company beneficially owned by David Richardson, a director of GreenPower, pursuant to the exercise of 357,143 warrants at a price of CDN $3.50 per warrant, for gross proceeds of CDN $1,250,001.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

On August 27, 2021 the Company issued 80,357 shares to a company beneficially owned by Fraser Atkinson, the Chairman and CEO of GreenPower, pursuant to the exercise of 80,357 warrants  at a price of CDN $3.50 per warrant, for gross proceeds of CDN $281,250.

On September 20, 2021 the Company issued 53,571 shares to Malcolm Clay, a director of GreenPower, pursuant to the exercise of 53,571 warrants at a price of CDN $3.50 per warrant, for gross proceeds of CDN $187,499.

On October 12, 2021 the Company issued 71,429 shares to Brendan Riley, the President and Director of GreenPower pursuant to the exercise of stock options, at a price of CDN $4.34 per share for gross proceeds of CDN $310,002.

On December 10, 2021 50,000 options were issued to each of seven officers and directors, for a total of 350,000 options, each exercisable at CDN$16.45 per share and expiring on December 10, 2026.

On December 23, 2021 the Company issued 10,000 shares to Michael Sieffert, the CFO of GreenPower, pursuant to the exercise of stock options at a price of CDN$2.59 per share for gross proceeds of CDN $25,900.

Subsequent to the end of the quarter 14,286 shares were issued to each of four of GreenPower's directors at a price of CDN$5.25 per share pursuant to the exercise of options: Malcolm Clay, David Richardson, Mark Achtemichuk and Fraser Atkinson (Chairman and CEO).

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

New and Amended Standards

Adoption of accounting standards

The Company did not adopt any new or amended accounting standards during the three months ended December 31, 2021.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the December 31, 2021 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure share-based compensation and warrants, determination of the useful life of equipment, the carrying value of accounts receivable and the promissory note receivable and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes. Critical estimates used in the preparation of these accounting statements include but are not limited to the following:

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, lease finance receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases;

v. The determination that there are no material matters requiring disclosures and/or recognition on the consolidated financial statements as either a provision, a contingent liability, or a contingent asset; and

vi. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, promissory note receivable, line of credit, accounts payable and accrued liabilities, promissory note payable, and lease liabilities. As at December 31, 2021, the Company had working capital of $29,385,551.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, restricted cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consist of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, lease finance receivables and promissory note receivable at each reporting period end and on an annual basis. As at December 31, 2021 the Company recognized an allowance for credit losses, net of recoveries, of $135,775, against its accounts receivable (December 31, 2020 - $8,278).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity consisting of available credit of $3,895,322 on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit and the Company believes interest rate risk is not material.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At December 31, 2021, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars.

Cash	$56,609
Accounts Receivable	$119,960
Lease Finance Receivable	$101,913
Promissory Notes Receivable	$130,909
Accounts Payable and Accrued Liabilities	$(138,898)

The CDN/USD exchange rate as at December 31, 2021 was $0.7888 (March 31, 2021 - $0.7952). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $21,300 to other comprehensive income/loss.

Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, and equity attributable to common shareholders, consisting of issued share capital and deficit. The Company is exposed to externally imposed capital requirements with respect to its line of credit.

During the second quarter of fiscal 2021 the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at December 31, 2021, the Company had a cash and restricted cash balance of $319,907, working capital of $29,385,551, available credit of $3,895,322 on the Company's operating line of credit, accumulated deficit of ($39,558,755), and shareholder's equity of $35,372,237. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. The Company may need to raise additional funds in order to continue as a going concern and there can be no assurance that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on prevailing capital market conditions and the profitability of its operations. These material uncertainties may cast significant doubt on the Company's ability to continue as a going concern.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Outlook

For the immediate future, the Company plans to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Complete the setup of the West Virginia school bus manufacturing facility and begin production of all-electric school buses in the new facility;

  Continue to develop and expand sales opportunities and increase sales backlog;

  Further develop its sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 22,248,931 as of December 31, 2021. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of December 31, 2021, there are 1,942,651 options granted and outstanding. The total number of common share warrants outstanding as of the same date is 685,714.

As at February 9, 2022 the company had 22,314,110 issued shares, 1,851,473 options outstanding, and 685,714 warrants outstanding.

Disclosure of Internal Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. The Company's CEO and CFO have concluded that disclosure controls and procedures as at December 31, 2021 were effective.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Volatile Operating Results

Our orders with our customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features. The Company competes in the non-diesel or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have recently raised a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market over the next several years.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Provision for Warranty Costs

The Company offers warranties on the transit, charter and school buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. However, the company may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on the Company's financial statements. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. He has also filed a claim for wrongful dismissal in the state of California, which has been stayed. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. In May 2021 GreenPower did not renew the dealership agreement with Creative Bus Sales ("CBS"), and CBS is disputing that it should have been renewed. In spite of this dispute, GreenPower continues to work on customer orders with CBS. The Company does not expect the outcome of either its claim, or the claims filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Tariffs and Trade Restrictions

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and are expected to continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China and other countries to the United States, or the imposition of other types of trade restrictions, will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2021 Discussion dated: as of February 9, 2022

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Subsequent Events

Subsequent to the end of the quarter:

  14,286 shares were issued pursuant to the exercise of stock options to each of four of GreenPower's directors at a price of CDN$5.25 per share by Malcolm Clay, David Richardson, Mark Achtemichuk and Fraser Atkinson (Chairman and CEO), and
  8,035 shares were issued pursuant to the exercise of stock options at a weighted average price of CDN$3.31 per share pursuant to the exercise of stock options, and
  25,999 stock options exercisable at a weighted average exercise price of CDN$3.42 expired unexercised or were forfeited, and
  The final instalment of $311,764 was paid on the Promissory Note Payable.